Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND 2011

(AMOUNTS IN CANADIAN DOLLARS)

NOVEMBER 13, 2012

NORTHCORE TECHNOLOGIES INC. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2012 and December 31, 2011 (Expressed in thousands of Canadian dollars) (Unaudited)
	September 30,	December 31,
	2012	2011

ASSETS

Cash	$267	$1,760
Restricted cash (Note 5)	500	-
Short-term investments	41	-
Accounts receivable	211	187
Deposits and prepaid expenses	76	40
	1,095 1,819	1,987
INVESTMENT IN JOINT VENTURES (Note 6)	199	24
CAPITAL ASSETS	93	91
INTANGIBLE ASSETS (Note 7)	912	807
UNALLOCATED PURCHASE PRICE (Note 8)	1,191	-
	$3,490	$2,909

LIABILITIES

Accounts payable	$327	$239
Accrued liabilities	192	173
Deferred revenue	122	3
Contingent consideration (Note 8)	71	-
Promissory note (Note 5)	500	-
	1,212	415
CONTINGENT CONSIDERATION (Note 8)	63	-
	1,275	415
SHAREHOLDERS’ EQUITY

Share capital (Note 9)	118,332	117,359
Contributed surplus	4,149	3,586
Warrants	273	836
Stock options (Note 10)	4,264	3,690
Deficit	(124,803)	(122,977)
	2,215	2,494
	$3,490	$2,909

Going concern (Note 2)

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three and Nine Month Periods Ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except per share amounts) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Revenues (Note 11)	$387	$203	$1,032	$573

Income from GE Asset Manager, LLC (Note 6)	18	18	55	54
Operating expenses:
General and administrative	429	351	1,293	1,308
Customer service and technology	321	181	818	543
Sales and marketing	71	75	175	209
Stock-based compensation (Note 10)	107	372	590	1,625
Depreciation	12	8	37	20
Total operating expenses	940	987	2,913	3,705
Loss from operations	(535)	(766)	(1,826)	(3,078)

Finance costs:
Interest on notes payable and secured subordinated notes	-	20	-	93
Accretion of secured subordinated notes	-	34	-	103
Total finance costs	-	54	-	196
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(535)	$(820)	$(1,826)	$(3,274)
LOSS PER SHARE, BASIC AND DILUTED	$(0.002)	$(0.004)	$(0.008)	$(0.017)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	234,625	203,888	232,073	190,265

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Nine Month Periods Ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars) (Unaudited)

NINE MONTHS ENDED SEPTEMBER 30, 2012
	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2012	$117,359	$3,586	$836	$3,690	$-	$-	$(122,977)	$2,494
Changes:
Shares issued for acquisition of businesses	933	-	-	-	-	-	-	933
Expiry of warrants	-	563	(563)	-	-	-	-	-
Exercise of stock options	40	-	-	(16)	-	-	-	24
Stock-based compensation	-	-	-	590	-	-	-	590
Loss for the period	-	-	-	-	-	-	(1,826)	(1,826)
Closing balance – September 30, 2012	$118,332	$4,149	$273	$4,264	$-	$-	$(124,803)	$2,215
NINE MONTHS ENDED SEPTEMBER 30, 2011
	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2011	$110,767	$3,462	$834	$1,949	$-	$458	$(119,043)	$(1,573)
Changes:
Conversion of notes	215	-	53	-	-	(118)	-	150
Equity private placement	456	-	149	-	108	-	-	713
Warrants issued for debt settlement	-	-	200	-	-	-	-	200
Exercise of warrants	2,907	-	(337)	-	-	-	-	2,530
Exercise of compensation options	241	-	47	-	(108)	-	-	180
Expiry of warrants		124	(124)	-	-	-	-	-
Payment of interest	1	-	-	-	-	-	-	1
Exercise of stock options	326	-	-	(131)	-	-	-	195
Stock-based compensation	-	-	-	1,625	-	-	-	1,625
Loss for the period	-	-	-	-	-	-	(3,274)	(3,274)
Closing balance – September 30, 2011	$114,913	$3,586	$782	$3,443	$-	$340	$(122,317)	$747

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC. Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2012 and 2011 (Expressed in thousands of Canadian dollars) (Unaudited)
	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$ (1,826)	$ (3,274)
Adjustments for:
Income from GE Asset Manager, LLC (Note 6)	(55)	(54)
Stock-based compensation	590	1,625
Depreciation	37	20
Cash interest expense	-	93
Accretion of secured subordinated notes	-	103
	(1,254)	(1,487)
Changes in non-cash operating working capital (Note 12)	91	(10)
	(1,163)	(1,497)

INVESTING
Increase in short-term investments	(1)	-
Investment in Dealco Inc. (Note 6)	(167)	-
Cash distribution from investment in GE Asset Manager, LLC (Note 6)	47	50
Purchase of capital assets	(31)	(75)
Acquisition of intangible assets (Note 7)	(105)	-
Acquisition of businesses, net of cash acquired (Note 8)	(97)	-
	(354)	(25)

FINANCING
Stock options exercised (Note 10 (c))	24	195
Warrants exercised	-	2,530
Repayment of notes payable	-	(530)
Issuance of common shares and warrants	-	1,018
Share issuance costs	-	(125)
Interest paid	-	(93)
	224	2,995
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(1,493)	1,473
CASH, BEGINNING OF PERIOD	1,760	51
CASH, END OF PERIOD	$ 267	$ 1,524

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 12

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

1.	DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment.  Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions and Kahootkids! Inc. (operating as “Kuklamoo”), a family information web destination and national daily deal site targeting families with kids.

Northcore owns 50 percent of GE Asset Manager, LLC (“GE Asset Manager” or “GEAM”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.  Northcore also owns 50 percent of Dealco Inc. (operating as “PriceDutch”), a Toronto based technology company, servicing the daily deal and online e-commerce industries.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

2.	GOING CONCERN

While the accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2011.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited condensed interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the financial position classifications used.

The continued existence beyond September 30, 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)
x

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2011.  These unaudited condensed interim financial statements are in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting.  Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), have been omitted.  The preparation of these unaudited condensed interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2011.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments carried at fair value.  These statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011.  These statements were approved by the Board of Directors on November 13, 2012.

Principles of Consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Recent Accounting Pronouncements
The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 7, Financial Instruments: Disclosures was amended by the IASB in December 2011 to provide additional information about offsetting of financial assets and financial liabilities.  Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.  The amendments are effective for annual periods beginning on or after January 1, 2013.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

•
IFRS 13, Fair Value Measurement was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and U.S. generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with U.S. GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

4.	TRANSACTIONS WITH RELATED PARTIES

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended September 30, 2012, the Company recorded consulting fees in the amount of $24,000 (September 30, 2011 - $15,000) to related parties.  During the nine months ended September 30, 2012, the Company recorded consulting fees in the amount of $63,000 (September 30, 2011 - $45,000) to related parties.

Included in accrued liabilities is an amount of $34,000 owed to a related party in connection with expenses paid on behalf of the Company.

5.	RESTRICTED CASH AND PROMISSORY NOTE

During the quarter ended September 30, 2012, the Company received a promissory note from Pacific NA Financial Group Inc. in the amount of $500,000.  The use of the loan is restricted to strategic initiatives to be approved by the lender. The loan bears interest at 8 percent only after default, demand or judgment, is due on demand and secured by a general security agreement.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

6.	INVESTMENT IN JOINT VENTURES

Investment in GE Asset Manager, LLC
On September 23, 2003 the Company established a joint venture with GE Commercial Finance, Capital Solutions, with each entity holding a 50 percent interest in the joint venture.  The joint venture was formed as a Delaware Limited Liability Company and operates under the name of GE Asset Manager, LLC (“GEAM”).  The principal office of GEAM is located at 44 Old Ridgebury Road, Danbury, Connecticut.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.

During the nine months ended September 30, 2012, the Company’s share of income and cash distribution from GEAM were $55,000 (September 30, 2011 - $54,000) and $47,000 (September 30, 2011 - $50,000), respectively.  The investment in GEAM balance as at September 30, 2012 is $32,000 (December 31, 2011 - $24,000).

Investment in Dealco Inc.
During the quarter ended September 30, 2012, the Company subscribed for a 50 percent interest in Dealco Inc. (“Dealco”) by paying $150,000 cash, with 2170773 Ontario Limited and Jety Holdings Inc., each holding 25 percent interest in the Dealco.  Dealco was incorporated under the laws of the Province of Ontario with its principal office located at 1152 Yonge Street, Toronto, Ontario.  Dealco is a Toronto based technology company servicing the daily deal and online e-commerce industries.

The Company incurred transaction costs in the amount of $17,000 and recorded as part of the initial investment.  The investment in Dealco balance as at September 30, 2012 is $167,000.  There were no significant operations in Dealco or gain or loss from equity investment recorded during the period from inception to September 30, 2012.

7.	INTANGIBLE ASSETS

On December 28, 2011, the Company acquired all the intellectual property of Discount This Holdings Limited (“Discount This”), commonly known as the “Group Purchase Platform”.  In consideration of this asset acquisition, the purchase price of $630,000 was satisfied by the issuance of 4,500,000 common shares of Northcore at $0.14 per share.  In addition, direct acquisition costs in the amount of $177,000, comprised of consulting, legal and filing fees, were capitalized upon this close of the transaction.  The balance of intangible assets as at December 31, 2011 was $807,000.

During the nine months ended, the Company incurred direct costs in the amount of $105,000 in connection with the development and enhancement of the Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized. The balance of intangible assets as at September 30, 2012 is $912,000.  Management has determined the useful life of the Group Purchase Platform to be 10 years.  No amortization has been taken as at September 30, 2012, as the platform is still in the development phase and not ready for its intended use.

In addition, if the intellectual property is sold or licensed to a third party within the two year period following the closing date, Discount This will be entitled to an additional cash payment of 10 percent of the associated proceeds.

8.	ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc. (operating as “Kuklamoo”), a group discount and community portal targeting young families with kids.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

Post acquisition revenues and net income of Envision and Kuklamoo are $496,000 and $50,000, respectively.  Had this acquisition occurred at the beginning of the fiscal year, revenues and net income for the nine months period would have been $668,000 and $3,000, respectively.

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

Acquisition Date Fair Values:

Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Deferred revenue	(35)
Accrued liabilities	(33)
Total net assets	(24)
Unallocated purchase price	1,191
Total Purchase Price	$1,167

The change in the purchase price allocation from the quarter ended March 31, 2012 was due to the Company setting up a deferred revenue balance in the amount of $35,000 at the acquisition date.

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a new tier of business development opportunities.

The unallocated purchase price of $1,191,000 represents the excess of purchase price over the fair values of net assets acquired.  The unallocated purchase price will be allocated to appropriate accounts pending final determination by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)	Outstanding Common Shares

	Number	Amount
(in thousands of shares and dollars)
Opening balance – January 1, 2012	226,598	$117,359
Acquisition of businesses (Note 8)	7,778	933
Stock options exercised (Note 10 (c))	250	40
Closing balance – September 30, 2012	234,626	$118,332

10.	STOCK OPTIONS

a)	The following table summarizes the transactions within stock options.

	Number	Amount
(in thousands of options and dollars)
Opening balance, January 1, 2012	19,290	$3,690
Granted (Note 10 (b))	6,875	-
Exercised (Note 10 (c))	(250)	(16)
Cancelled	(5,015)	-
Stock-based compensation expense	-	590
Closing balance – September 30, 2012	20,900	$4,264
Exercisable	17,216

During the nine months ended September 30, 2012, the total number of stock options available under the plan was increased by 8,450,000, from 26,550,000 options to 35,000,000.

b)
During the nine months ended September 30, 2012, the Company granted 6,875,000 stock options to employees, consultants performing in similar capacity as employees, officers and directors of the Company.  The weighted average grant date fair value of $0.06 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 114 percent based on a historical trend of five years, a risk free interest rate of 1.50 percent, a maturity of five years, exercise and share price of $0.09 and a dividend yield of $nil.  These options vest quarterly over a six-quarter period.

c)
During the nine months ended September 30, 2012, total proceeds of $24,000 were realized from the exercise of 250,000 stock options (book value of $16,000) at an average exercise price of $0.10.  The average trading price at the time of exercise of these options was $0.11.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

During the nine months ended September 30, 2011, total proceeds of $195,000 were realized from the exercise of 1,317,000 stock options (book value of $131,000) at an average exercise price of $0.15.  The average trading price at the time of exercise of these options was $0.27.

11.	REVENUES

Revenues are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Services	$263	$142	$750	$392
Hosting fees	124	61	282	181
	$387	$203	$1,032	$573

12.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Nine Months Ended September 30,
	2012	2011
	(in thousands)
Accounts receivable	$55	$(102)
Deposits and prepaid expenses	(21)	2
Accounts payable	(13)	(117)
Accrued liabilities	(14)	153
Deferred revenue	84	54
	$91	$(10)

The following table summarizes the non-cash financing activities of the Company.

	Nine Months Ended September 30,
	2012	2011
	(in thousands)
Issuance of common shares for acquisition of businesses	$933	$-
Issuance of promissory note	$500	$-
Issuance of warrants for debt settlement	$-	$200

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Month Periods Ended September 30, 2012 and 2011 (Expressed in Canadian dollars) (Unaudited)

13.	FINANCIAL RISK FACTORS

a)	Credit Risk
Credit risk arises from cash, restricted cash and short-term investments and the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash, restricted cash and short-term investments with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

One customer accounted for 23 percent (September 30, 2011 – two customers accounted for 63 percent and 24 percent, respectively) of total revenues for the quarter ended September 30, 2012.  As at September 30, 2012, one customers accounted for 13 percent (December 31, 2011 – three customers accounted for 42 percent, 18 percent and 12 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	September 30, 2012	December 31, 2011
	(in thousands)
Current	$155	$144
Past due (61-120 days)	38	36
Past due (> 120 days)	18	7
	$211	$187

The allowance for doubtful accounts recorded as at September 30, 2012 was $nil (December 31, 2011 - $nil).

b)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 2 to the unaudited condensed interim consolidated financial statements.  The Company’s accounts payable and accrued liabilities are due within the current fiscal year.  The Company’s promissory note is due on demand.  The contingent consideration is due over a period of two years.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

The Company also has an operating line of credit in the amount of $150,000 available with the Canadian Imperial Bank of Commerce that is secured by a personal guarantee by a related party.

NORTHCORE TECHNOLOGIES INC.
Corporate Directory

CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario
M9B 6C7

Toll free: 1 888 287 7467
Email: nvestor-relations@northcore.com
Website: www.northcore.com

Envision Online Media Inc.
1150 Morrison Drive, Suite 201
Ottawa, Ontario
K2H 8S9

Website: www.envisiononline.ca

SHARES OUTSTANDING

As at September 30, 2012:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

AUDITORS

Collins Barrow Toronto LLP
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7

© 2012 Northcore Technologies Inc.